Exhibit 12.1
Residential Capital, LLC
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months
	Ended March 31,

	2007	2006

	(Dollars in thousands)
Net income (loss) before adjustment for minority interest	$(891,387)	$201,494
Income tax expense	70,641	137,973
Equity-method investee distribution	27,272	25,236
Equity-method investee earnings	(17,226)	(32,213)
Interest expense	1,745,184	1,435,369
Interest portion of rental expense	10,536	9,700

Earnings available to cover fixed charges	$945,020	$1,777,559

Fixed Charges:
Interest expense	$1,745,184	$1,435,369
Interest portion of rental expense	10,536	9,700

Total fixed charges	$1,755,720	$1,445,069

Ratio of earnings to fixed charges	0.54	1.23